May 19, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Sandra B. Hunter, Staff Attorney

Re:	Starwood Property Trust, Inc.
Registration Statement on Form S-4
Filed April 14, 2017
File No. 333-217308

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 11, 2017 (the “Comment Letter”) regarding Starwood’s Registration Statement on Form S-4 filed with the SEC on April 14, 2017, File No. 333-217308 (the “Registration Statement”).  For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Starwood’s response to the comment.

In addition and simultaneously herewith, Starwood has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) updating certain information. For your convenience, three courtesy copies of this letter, the Amendment No. 1, which has been marked to show the changes from the initial Registration Statement as filed on April 14, 2017, and the marked pages showing such changes are also being delivered to Ms. Sandra B. Hunter.

Registration Statement on Form S-4

General

COMMENT:

1.                                      We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the prospectus does not contain all of the representations required by the no-action letters.

Specifically, the company must represent that it has not entered into any arrangement or understanding with any person who will receive exchange securities in the exchange offer to distribute those securities following completion of the offering, and that it is not aware of any person that will participate in the exchange offer with a view to distribute the exchange securities. Please revise your prospectus accordingly. Alternatively, you may provide us with a supplemental letter that includes this representation.

STARWOOD RESPONSE:

In response to the Staff’s comment, Starwood has filed simultaneously herewith as correspondence in connection with the Registration Statement a supplemental letter stating that Starwood is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

* * * * *

Starwood hereby acknowledges that:

•                  Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•                  Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information, please contact Andrew J. Sossen, Chief Operating Officer, General Counsel, Chief Compliance Officer, Secretary and Executive Vice President, by phone at 203-422-8191 or by email at asossen@starwood.com or Rina Paniry, Chief Financial Officer, Treasurer, Principal Financial Officer and Chief Accounting Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ Andrew J. Sossen
Andrew J. Sossen
Chief Operating Officer, General
Counsel, Chief Compliance Officer,
Secretary and Executive Vice President

cc: Jason A. Friedhoff